Exhibit 7.1

Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Year ended December 31
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m

Profit on continuing operations before tax	1,399	1,109	1,152	1,282	2,125

Fixed charges: interest expense (B) (1)	1,291	1,549	1,774	1,067	809

Earnings before taxes and fixed charges (A)	2,690	2,658	2,926	2,349	2,934

Ratio of earnings to fixed charges (A/B)	208	172	165	220	363

(ii) Including interest on retail deposits

	Year ended December 31
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m

Profit on continuing operations before tax	1,399	1,109	1,152	1,282	2,125

Fixed charges: interest expense (B) (1)	3,363	4,207	4,698	3,778	3,233

Earnings before taxes and fixed charges (A)	4,762	5,316	5,850	5,060	5,358

Ratio of earnings to fixed charges (A/B)	142	126	125	134	166

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.